HBOS plc

03 DEC 15 AM 7:21

1 December 2003

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

03045163

Halifax Group

SUPPL

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st November to 30th November 2003.

Announcements made to the London Stock Exchange:-

03.11.03	Rule 8 Disclosure - WM Morrison
03.11.03	Rule 8 Disclosure - WM Morrison
04.11.03	Rule 8 Disclosure - Safeway plc
05.11.03	Halifax House Price Index
05.11.03	Rule 8 Disclosure - WM Morrison
06.11.03	Director Shareholding - HBOS plc Employee Trust Limited
06.11.03	Notification of Major Interests in Shares - HMV Group plc
07.11.03	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership
07.11.03	Rule 8 Disclosure - Debenhams plc
07.11.03	Rule 8 Disclosure - WM Morrison
07.11.03	Rule 8 Disclosure - WM Morrison
10.11.03	Rule 8 Disclosure - WM Morrison
11.11.03	Rule 8 Disclosure - WM Morrison
11.11.03	Rule 8 Disclosure - WM Morrison
12.11.03	Rule 8 Disclosure - Safeway plc
12.11.03	Rule 8 Disclosure - WM Morrison
13.12.03	Rule 8 Disclosure - Safeway plc
14.11.03	Rule 8 Disclosure - WM Morrison
14.11.03	Rule 8 Disclosure - Safeway plc
14.11.03	Rule 8 Disclosure - Lupus Capital plc
17.11.03	Rule 8 Disclosure - WM Morrison
17.11.03	Rule 8 Disclosure - WM Morrison
18.11.03	Rule 8 Disclosure - WM Morrison
19.11.03	HBOS Director Shareholding - HBOS plc Employee Trust Limited
19.11.03	Rule 8 Disclosure - WM Morrison
19.11.03	Rule 8 Disclosure - WM Morrison
19.11.03	Rule 8 Disclosure - Safeway plc
20.11.03	Rule 8 Disclosure - WM Morrison
20.11.03	Rule 8 Disclosure - WM Morrison

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

dle 12/17

HBOS plc, Registered in Scotland No: SC218813. Registered Office: The Mound, Edinburgh EH1 1YZ. HBOS plc is a holding company, subsidiaries of which are regulated by the Financial Services Authority

20.11.03	Notification of major interest in Rotork plc.
21.11.03	Rule 8 Disclosure - Fusion Oil & Gas plc
21.11.03	Rule 8 Disclosure - WM Morrison
21.11.03	Rule 8 Disclosure - WM Morrison
21.11.03	Notification of major interest in North Atlantic Smaller Companies Investment Trust PLC
24.11.03	Rule 8 Disclosure - Safeway plc
24.11.03	Rule 8 Disclosure - WM Morrison
24.11.03	Rule 8 Disclosure - WM Morrison
26.11.03	Rule 8 Disclosure - Safeway plc
26.11.03	Rule 8 Disclosure - WM Morrison
26.11.03	Rule 8 Disclosure - WM Morrison
27.11.03	Rule 8 Disclosure - Safeway plc
27.11.03	Rule 8 Disclosure - WM Morrison
27.11.03	Rule 8 Disclosure - WM Morrison
27.11.03	Rule 8 Disclosure - Additional Listing
28.11.03	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	2,704 Shares registered on 04.11.03
3 Form 88(2)'s – Return of Allotment of	91,067 Shares registered on 05.11.03
2 Form 88(2)'s – Return of Allotment of	14,306 Shares registered on 06.11.03
4 Form 88(2)'s – Return of Allotment of	58,259 Shares registered on 12.11.03
4 Form 88(2)'s – Return of Allotment of	41,424 Shares registered on 19.11.03
1 Form 88(2)'s – Return of Allotment of	3,000 Shares registered on 20.11.03
1 Form 88(2)'s – Return of Allotment of	13,179 Shares registered on 21.11.03
1 Form 88(2)'s – Return of Allotment of	1,540 Shares registered on 24.11.03
3 Form 88(2)'s – Return of Allotment of	42,972 Shares registered on 26.11.03
1 Form 88(2)'s – Return of Allotment of	1,715 Shares registered on 27.11.03

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Morrison (Wm)
Released	11:14 3 Nov 2003
Number	5873R

FORM

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securitie: dealings have been made.

Date of disclosure...(

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGEI

Date of dealing ...30/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	500	£2.245

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,730,556... (1.127 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of c where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an ass any offeror or of the offeree company in relation to relevant securities, details of such arrangen be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takec Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may e: offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or i own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to thei interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the ou the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their a: companies, and companies of which such companies are associated companies (for this purpose own control of 20% or more of the equity share capital of a company is regarded as the test of associated status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, th company or any company covered in (1), including persons controlling#, controlled by or under the sam as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree compar company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manag discretionary basis, in respect of the relevant investment accounts;

transaction owns or controls 5% or more. When two or more persons act pursuant to an agr understanding (formal or informal) to acquire or control such securities, they will be deemed to be a sin for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment m group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the pr normal commercial banking services or such activities in connection with the offer as confirming that cash is handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to a not include an organisation which has stood down, because of a conflict of interest or otherwise, from acti party in connection with the offer. If the organisation is to have a continuing involvement with that party durin the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with th above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person reference to the definition of control contained in the Code. There may be other circumstances which the regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by anot who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is th of normal commercial banking services or such activities in connection with the offer as confirming t available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a p offer, do not include an organisation which has stood down, because of a conflict of interest or other acting for that party in connection with the offer if the organisation is to have a continuing involveme party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as anot will be by reference to the definition of control contained in the Code. There may be other circumsta the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share owned by another person who does not have a majority of the voting rights); in cases of doubt, the Pa be consulted.

END

Company website

03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Morrison (Wm)
Released	11:15 3 Nov 2003
Number	5875R

FORM

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securitie: dealings have been made.

Date of disclosure…(

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGEI

Date of dealing …31/10/2003……

Dealing in …MORRISON (WM) SUPERMARKET plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p…………………………………………………...

(2) Amount bought	Amount sold	Price per unit
	96	£2.233

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,730,460……………………………………… (1.127 %)

(4) Party making disclosure ...HBOS plc……………………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………… HBOS plc and its subsidiaries …… ……………………………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………….

If category (8), explain ……………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of c where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an ass any offeror or of the offeree company in relation to relevant securities, details of such arrangen be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeo Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may e: offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or i own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to thei interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the ou the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their a: companies, and companies of which such companies are associated companies (for this purpose own control of 20% or more of the equity share capital of a company is regarded as the test of associated status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, th company or any company covered in (1), including persons controlling#, controlled by or under the sam as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree compar company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manag discretionary basis, in respect of the relevant investment accounts;

transaction owns or controls 5% or more. When two or more persons act pursuant to an agr understanding (formal or informal) to acquire or control such securities, they will be deemed to be a sin for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment m group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the pr normal commercial banking services or such activities in connection with the offer as confirming that cash is handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to a not include an organisation which has stood down, because of a conflict of interest or otherwise, from acti party in connection with the offer. If the organisation is to have a continuing involvement with that party durin the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with th above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person reference to the definition of control contained in the Code. There may be other circumstances which the regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by anot who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the of normal commercial banking services or such activities in connection with the offer as confirming t available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a p offer, do not include an organisation which has stood down, because of a conflict of interest or other acting for that party in connection with the offer if the organisation is to have a continuing involvemen party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as anot will be by reference to the definition of control contained in the Code. There may be other circumsta the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share owned by another person who does not have a majority of the voting rights); in cases of doubt, the Pa be consulted.

END

03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:27 4 Nov 2003
Number	6466R

FORM

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securitie: dealings have been made.

Date of disclosure…C

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGEI

Date of dealing …03/11/2003…….

Dealing in …SAFEWAY plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 25p…………………………………………………...

(2) Amount bought	Amount sold	Price per unit
1		£2.90

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………15,676,771………………………………………… (1.482 %)

(4) Party making disclosure ...HBOS plc……………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) …HBOS plc and its subsidiaries…………………

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………… …………………………..…………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………..

If category (8), explain ………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of c where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an as: any offeror or of the offeree company in relation to relevant securities, details of such arrangen be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append c this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takec Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may e offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or : own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to the: interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the ou the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their a companies, and companies of which such companies are associated companies (for this purpose own control of 20% or more of the equity share capital of a company is regarded as the test of associated status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, th company or any company covered in (1), including persons controlling#, controlled by or under the sarr as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree compai company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manag discretionary basis, in respect of the relevant investment accounts;

transaction owns or controls 5% or more. When two or more persons act pursuant to an agr understanding (formal or informal) to acquire or control such securities, they will be deemed to be a sin for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment m group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the pı normal commercial banking services or such activities in connection with the offer as confirming that cash is handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to aı not include an organisation which has stood down, because of a conflict of interest or otherwise, from actiı party in connection with the offer. If the organisation is to have a continuing involvement with that party durin the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with th above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person reference to the definition of control contained in the Code. There may be other circumstances which the regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by anot who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is th of normal commercial banking services or such activities in connection with the offer as confirming t available, handling acceptances and other registration work.*

- *References to "financial and other professional advisers (including stockbrokers)", in relation to a p offer, do not include an organisation which has stood down, because of a conflict of interest or other acting for that party in connection with the offer if the organisation is to have a continuing involvemer party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement unconnected with the offer, the above exclusion will not normally apply.*

 # The normal test for whether a person is controlled by, controls or is under the same control as anot will be by reference to the definition of control contained in the Code. There may be other circumstai the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share owned by another person who does not have a majority of the voting rights); in cases of doubt, the Pa be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index -Oct2003
Released	08:00 5 Nov 2003
Number	6867R

Halifax House Price Inde

National Index O

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **445.9** Monthly Change **1.2%** Annual Cl

Standardised Average Price (seasonally adjusted) **£137,780**

Key Points

- The UK housing market is strong with house prices increasing by 1.2% in October. Annual house price inflation nov compared to the corresponding annual figure of 24.5% this time last year.
- The financial markets are predicting a 0.25% increase in the cost of borrowing when the MPC meets later this week expect any possible uptick in bank base rates to have only a modest impact on the housing market, the increase wi increase in borrowing for nearly four years. If interest rates do rise by 0.25%, this will add approximately £4 per wee £80,000 mortgage – a figure that the vast majority of homeowners can easily absorb.
- In separate research to be released later this week, Halifax has taken a look at the number and type of new homes being built to see if they are actually meeting the needs of prospective homeowners. Even though the size of the av the UK is getting smaller, 3 and 4 bedroomed detached properties are the most common type of property being bui research shows that if the current low level of new house-build continues, there will be a major shortage of homes i year 2020.

Commenting on the figures Martin Ellis, Chief Economist, said:

"House prices are now 16.7% higher than a year ago showing that the housing market remains strong underpinned by strong fundamentals. Most commentators now expect the MPC to announce a small i the cost of borrowing later this week. A 0.25% rise in interest rates will add around £4 per week t £80,000 mortgage – a figure which can easily be absorbed by the vast majority of UK households."

Employment levels, the key driver of the UK housing market, remain very good. Employment levels ; 233,000 on a year earlier, following a 101,000 increase in the preceding three months – these histori employment levels continue to underpin the housing market.

THE NEXT MOVEMENT IN INTEREST RATES IS LIKELY TO BE UPWARDS............

The minutes of the October Monetary Policy Committee (MPC) meeting revealed their growing concern ; economy. Bank of England figures show that households borrowed a record £10.7 billion in Septemb higher than a year ago. The financial markets now fully expect a 0.25% increase in the cost of borrow the MPC meets later this week. Although we expect the increase in bank base rates to have a minimal i the housing market, the increase will mark the first increase in borrowing for nearly four years. If inter rise by 0.25%, this will add approximately £4 per week to a typical £80,000 mortgage – a figure which majority of homeowners can easily absorb.

AFFORDABILITY REMAINS GOOD..............

Although personal debt levels are high, the impact of historically low interest rates means that borrowi very affordable. The average borrower is currently spending 13.6% of their average gross earnings on r interest payments, well below the long run average of 21%. Figures supplied by the Council of Mortgage show the average loan to value (LTV) is currently 66% - down slightly from 67% in 2002, but well down figures recorded in 1993 (78%). With over half of all new borrowers electing to take a fixed rate mortg possible increases in bank base rates will have a minimal impact on the housing market.

LACK OF SUPPLY OF NEW HOUSES CONTINUES TO PUSH UP HOUSE PRICES.........

There continues to be a chronic shortage of new homes and this is contributing to the upward pressure prices. New house building peaked at over 414,000 in 1968. In 2002 only 170,000 new homes wer Britain, slightly above the 2001 figure, which was the lowest total of new homes built in any year since 19

In separate research to be released later this week, Halifax has taken a regional look at the number an new homes which are currently being built to see if they are actually meeting the needs of pro homeowners. Even though the size of the average household in the UK is getting smaller, 3 and 4 be detached properties are the most common type of property being built. This trend varies throughout the however.

Wales (89%) and East Anglia (70%) have the greatest number of new detached houses being built, v surprisingly, new detached homes in Greater London account for less than 1% of new homes. Halifax e that if the current low level of new house-build continues, there will be a major shortage of homes in th the year 2020.

HOUSING TRANSACTIONS BEGIN TO PICK UP..........BUT STILL REMAIN LOWER THAN LAST YEAR...........

The number of loans approved for house purchase in September rose to 148,000, up from 132,000 in Au above the three-month average of 139,000. According to Inland Revenue statistics, during the first 9 n the year there have been just over 1 million property transactions in England and Wales. This is sligh than the 1.19 million transactions recorded in the corresponding period in 2002. It is likely that the n transactions will be lower than the level seen in 2002 (1.58 million), but will be around the same exp during the preceding 3 years at approximately 1.4 million.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do no any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the ind their own or third party commercial purposes do so at their own risk.

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:36 5 Nov 2003
Number	7067R

FORM

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securitie: dealings have been made.

Date of disclosure…(

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGEI

Date of dealing …04/11/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………...

(2) Amount bought	Amount sold	Price per unit
	64	£2.23
	1,430	£2.21

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,728,966……………………………………… (1.126%)

(4) Party making disclosure ...HBOS plc…..………………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

………….. HBOS plc and its subsidiaries …… ……………………………………………..

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………..

If category (8), explain

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of c where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an ass any offeror or of the offeree company in relation to relevant securities, details of such arrangen be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append c this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takec Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may e offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to the interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the ou the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their a companies, and companies of which such companies are associated companies (for this purpose owr control of 20% or more of the equity share capital of a company is regarded as the test of associated status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, th company or any company covered in (1), including persons controlling#, controlled by or under the san as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree compa company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate mana discretionary basis, in respect of the relevant investment accounts;

transaction owns or controls 5% or more. When two or more persons act pursuant to an agr understanding (formal or informal) to acquire or control such securities, they will be deemed to be a sin for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment m group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the pı normal commercial banking services or such activities in connection with the offer as confirming that cash is handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to a: not include an organisation which has stood down, because of a conflict of interest or otherwise, from actiı party in connection with the offer. If the organisation is to have a continuing involvement with that party durin; the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with th above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person reference to the definition of control contained in the Code. There may be other circumstances which the regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by anot who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is th of normal commercial banking services or such activities in connection with the offer as confirming t available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a p offer, do not include an organisation which has stood down, because of a conflict of interest or other acting for that party in connection with the offer if the organisation is to have a continuing involveme party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as ano will be by reference to the definition of control contained in the Code. There may be other circumsta the Panel will regard as giving rise to such a relationship (eg where a majority of the equity shar owned by another person who does not have a majority of the voting rights); in cases of doubt, the Pa be consulted.

END

Company website

03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:13 6 Nov 2003
Number	7728R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 13,620 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 3,405 shares were sold on 5 November 2003 at £6.831 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 8,393,000 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Company website

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Company	HMV Group PLC
TIDM	HMV
Headline	Holding(s) in Company
Released	17:13 6 Nov 2003
Number	7955R

HMV GROUP PL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HMV Group plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the cas individual holder if it is a holding of that person's spouse or children under the age of

see 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shai by each of them

HSDL Nominees Ltd	**24**
Morgan Nominees Ltd HPFO	**23,759**
Morgan Nominees Ltd HXPEN	**29,795**
Morgan Nominees Ltd HPBA	**30,297**
Chase Nominees a/c CMIG 2343	**87,000**
Morgan Nominees Ltd HPFO	**626,919**
Morgan Nominees Ltd HLBA	**713,816**
Morgan Nominees Ltd HXLFE	**772,589**
Chase Nominees a/c CMIG 1105	**885,417**
Chase Nominees a/c CMIG 2304	**1,935,301**
Chase Nominees Ltd WP	**4,638,844**
Chase Nominees a/c CMIG 2314	**5,811,387**

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

Not known

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 1p

10. Date of transaction

Not known

11. Date company informed

6 November 2003

12. Total holding following this notification

15,555,148

13. Total percentage holding of issued class following this notification

3.85%

14. Any additional information

15. Name of contact and telephone number for queries

Elaine Marriner 01628 3818300

16. Name and signature of authorised company official responsible for making this notification

Elaine Marriner, Company Secretary

Date of notification

6 November 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept an for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss (arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any decision taken as a result of using this document or any such material.

END

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03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:05 7 Nov 2003
Number	8132R

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 190

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 695.7p

13) Date of transaction: 6 November 2003

14) Date company informed: 7 November 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,516,235 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

Company website

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03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:25 7 Nov 2003
Number	8146R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...07/11/2003.....

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......06/11/2003.........

Dealing in ......Debenhams...plc..(name of company)

(1) Class of securities (eg ordinary shares) ....Ord 10p................................

(2) Amount bought	Amount sold	Price per unit
1		£4.68

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....5,266,976..................... (1.439%)

(4) Party making disclosure ...HBOS plc...........................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

...................HBOS plc and its subsidiaries

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ....Kenny Melville.................................

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 DEC 15 AM 7:21

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Morrison (Wm)
Released	11:28 7 Nov 2003
Number	8150R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...07/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...05/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	850	£2.23

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,727,555... (1.126 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 -Morrison W.Sprmkts
Released	11:32 7 Nov 2003
Number	8153R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...07/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...06/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£2.22

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,727,556.. (1.126 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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03 DEC 15 AM 7:21

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:27 10 Nov 2003
Number	8662R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...10/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...06/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc..................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	4,125	£2.215

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,703,431.. (1.125 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

- *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:37 11 Nov 2003
Number	9222R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...11/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	1,500	£2.243
	5,000	£2.251
10,378		£2.275

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,707,309.. (1.125 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:38 11 Nov 2003
Number	9225R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...11/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£2.266
	2,166	£2.266

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,705,144... (1.125 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 DEC 15 AM 7:2

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:16 12 Nov 2003
Number	9744R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…12/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …11/11/2003…….

Dealing in …SAFEWAY plc………………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 25p……………………………………………………..

(2) Amount bought	Amount sold	Price per unit
51,000		£2.932
1		£2.920

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………15,727,772……………………………………… (1.487 %)

(4) Party making disclosure ...HBOS plc……………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) … …………………

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………… ……..… HBOS plc and its subsidiaries …………………..…………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………….………..

If category (8), explain ……………………………………………………………………………………

………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:18 12 Nov 2003
Number	9748R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…12/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/11/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………...

(2) Amount bought	Amount sold	Price per unit
	1,439	£2.265

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,703,705……………………………………… (1.125 %)

(4) Party making disclosure ...HBOS plc…...………………………………………………….…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………… HBOS plc and its subsidiaries …… ……………………………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………..

If category (8), explain …………………………………………………………………………………

……

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	10:58 13 Nov 2003
Number	0261S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...13/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...12/11/2003.......

Dealing in ...SAFEWAY plc..................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
	141,144	£2.926

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....15,586,628.. (1.474 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... .

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:32 14 Nov 2003
Number	0812S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...14/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£2.2873

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,703,706... (1.125 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)........ HBOS plc and its subsidiaries......

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:33 14 Nov 2003
Number	0815S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…14/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …13/11/2003…….

Dealing in …SAFEWAY plc……………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 25p………………………………………………...

(2) Amount bought	Amount sold	Price per unit
1		£2.9572

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………15,586,629……………………………………… (1.474 %)

(4) Party making disclosure ...HBOS plc…………………………………………..…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) … …... HBOS plc and its subsidiaries …………..

OR (b) If dealing for discretionary client(s), name of fund management organisation

……………………..…………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) …………………………….………..

If category (8), explain …………………………………………………………..……………………

…………………………………………..……………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - LUPUS CAPITAL plc
Released	11:37 14 Nov 2003
Number	0820S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…14/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …13/11/2003…….

Dealing in …LUPUS CAPITAL plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 0.5p……………………………………………...

(2) Amount bought	Amount sold	Price per unit
1		£0.077

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………11,819,526……………………………………… (6.837 %)

(4) Party making disclosure ...HBOS plc……………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) … HBOS plc and its subsidiaries …………………

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………… ……… ………………………………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company YES

Specify which category or categories of associate (1-8 overleaf) ……………………………………….

If category (8), explain ………………………………………………………………………………

……

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:09 17 Nov 2003
Number	1320S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...17/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	7,410	£2.285

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,696,296... (1.124 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)........ ......

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:14 17 Nov 2003
Number	1325S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...17/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	399	£2.280

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,695,897.. (1.124 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)........ ......

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries...

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	12:07 18 Nov 2003
Number	1920S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…18/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/11/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………...

(2) Amount bought	Amount sold	Price per unit
	2,400	£2.283

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,685,795……………………………………… (1.124 %)

(4) Party making disclosure ...HBOS plc…..……………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)…….. ……

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………… HBOS plc and its subsidiaries……………………………………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) …………………………………….

If category (8), explain ………………………………………………………………………………

……………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:00 19 Nov 2003
Number	2347S

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 18 November 2003 that the following shares have been purchased by HBOS plc Employee Trust Limited (the 'Trustee'). These shares will be used primarily to satisfy share awards under the Halifax Group plc Long Term Executive Bonus Scheme and the HBOS plc Long Term Executive Bonus Plan.

Date of Purchase	Amount	Price (£)
17 November 2003	904,500	6.843
18 November 2003	595,500	6.939

The Executive Directors are potential beneficiaries and so interested, along with other participants, in 9,893,000 shares held by the Trustee.

END

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03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison
Released	12:00 19 Nov 2003
Number	2479S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…19/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/11/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………...

(2) Amount bought Amo

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:16 12 Nov 2003
Number	9744R

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...12/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...11/11/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p..

(2) Amount bought	Amount sold	Price per unit
51,000		£2.932
1		£2.920

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....15,727,772... (1.487 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... .

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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‹ Back / Next › Other Announcements from this Company Send to a Friend 03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison
Released	12:00 19 Nov 2003
Number	2479S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...19/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	2,340	£2.255

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,683,456.. (1.123 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)....... HBOS plc and its subsidiaries. ......

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	12:02 19 Nov 2003
Number	2484S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...19/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1		£2.2628

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,683,457... (1.123 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)....... HBOS plc and its subsidiaries. ......

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

- *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consul*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	12:05 19 Nov 2003
Number	2490S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...19/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...18/11/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
1		£2.8978

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....15,586,630... (1.474 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... . HBOS plc and its subsidiaries ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:02 20 Nov 2003
Number	2952S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...20/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc..................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p..

(2) Amount bought	Amount sold	Price per unit
	350	£2.273

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,683,107... (1.123 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)..

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

> ** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*
>
> *References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*
>
> *# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:03 20 Nov 2003
Number	2953S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...20/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
1,100		£2.269

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,680,632.. (1.123 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)...

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

03 DEC 15 AM 7:21

rotork

Company	Rotork PLC
TIDM	ROR
Headline	Holding(s) in Company
Released	16:20 20 Nov 2003
Number	3210S

RNS Number:3210S
Rotork PLC
20 November 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rotork p.l.c.

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding in respect of shareholder in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morgan Nominees Ltd 3,050
Morgan Nominees Ltd 5,000
Morgan Nominees Ltd 5,499
Morgan Nominees Ltd 92,010
Morgan Nominees Ltd 161,000
Morgan Nominees Ltd 220,000
Chase Nominees a/c CMIG - 282,000
Chase Nominees a/c CMIG - 718,177
Chase Nominees a/c/ CMIG - 1,176,934

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

5p ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

20th November 2003

12. Total holding following this notification

2,663,670

13. Total percentage holding of issued class following this notification

3.106%

14. Any additional information

None

15. Name of contact and telephone number for queries

Stephen R. Jones - 01225-733331

16. Name and signature of authorised company official responsible for making this notification

Date of notification

20th November 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Fusion Oil & Gas plc
Released	11:59 21 Nov 2003
Number	3510S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…21/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …20/11/2003…….

Dealing in …FUSION OIL & GAS plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 1p………………………………………………...

(2) Amount bought	Amount sold	Price per unit
1		£0.388

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………8,617,513……………………………………… (8.775 %)

(4) Party making disclosure ...HBOS plc……………………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) …HBOS plc and its subsidiaries……..

OR (b) If dealing for discretionary client(s), name of fund management organisation

………………………………………………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company YES

Specify which category or categories of associate (1-8 overleaf) ……………………………………….

If category (8), explain ………………………………………………………………………………

……………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	12:01 21 Nov 2003
Number	3514S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...21/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	475	£2.243
	2,350	£2.245

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,677,807.. (1.123 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)..

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	12:03 21 Nov 2003
Number	3518S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...21/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	372	£2.210
1		£2.241

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,677,436.. (1.123 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)...

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	16:36 21 Nov 2003
Number	3831S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MORGAN STANLEY QUILTER NOMINEES LTD - 15,474 SHARES
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD - 634,000 SHARES
NORTRUST NOMINEES LIMITED - 1,621,000 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

21 NOVEMBER 2003

12) Total holding following this notification

2,270,474 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

18.53%

14) Any additional information

15) Name of contact and telephone number for queries

BONITA DRYDEN – 020 7747 5681

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..21 NOVEMBER 2003

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:25 24 Nov 2003
Number	4064S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...24/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...21/11/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
1		£2.8625

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....15,586,631.. (1.474 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... . HBOS plc and its subsidiaries ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:28 24 Nov 2003
Number	4069S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...24/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	3,901	£2.225

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,673,535.. (1.123 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)..

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 DEC 15 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:30 24 Nov 2003
Number	4073S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…24/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/11/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………...

(2) Amount bought	Amount sold	Price per unit
	2,493	£2.210

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,671,042……………………………………… (1.123 %)

(4) Party making disclosure ...HBOS plc….………………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)……………………………………

OR (b) If dealing for discretionary client(s), name of fund management organisation

………………… HBOS plc and its subsidiaries ……………………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) …………………………………………

If category (8), explain ……………………………………………………………………………………

………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:30 26 Nov 2003
Number	5143S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...26/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...25/11/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...

(2) Amount bought	Amount sold	Price per unit
	2,690	£2.845

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....15,583,941.. (1.473 %)

(4) Party making disclosure ...HBOS plc..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... .

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:53 26 Nov 2003
Number	5169S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…26/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/11/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………..

(2) Amount bought	Amount sold	Price per unit
	2,150	£2.213

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,662,844……………………………………… (1.122 %)

(4) Party making disclosure ...HBOS plc…...……………………………………………………..…..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)………………………………..……

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………….…… HBOS plc and its subsidiaries ……………..…………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………….……….

If category (8), explain ……………………………………………………….…………………………

………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:57 26 Nov 2003
Number	5174S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…26/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 25/11/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………...

(2) Amount bought	Amount sold	Price per unit
8		£2.2305

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,662,852……………………………………… (1.122 %)

(4) Party making disclosure ...HBOS plc……………………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)……………………………………

OR (b) If dealing for discretionary client(s), name of fund management organisation

…………………. HBOS plc and its subsidiaries ……………………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ………………………………………..

If category (8), explain …………………………………………………………………………………

……

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562..

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:22 27 Nov 2003
Number	5659S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...27/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...26/11/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p..

(2) Amount bought	Amount sold	Price per unit
1		£2.8178

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....15,583,942... (1.473 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... . HBOS plc and its subsidiaries ....

OR (b) If dealing for discretionary client(s), name of fund management organisation

....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:24 27 Nov 2003
Number	5665S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…27/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 25/11/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p……………………………………………...

(2) Amount bought	Amount sold	Price per unit
11,795		£2.220
	4,130	£2.218

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,670,517……………………………………… (1.122 %)

(4) Party making disclosure ...HBOS plc…..……………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)……………………………………

OR (b) If dealing for discretionary client(s), name of fund management organisation

………………… HBOS plc and its subsidiaries ……………………………….

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………..

If category (8), explain ……………………………………………………………………………

……………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville..

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:27 27 Nov 2003
Number	5669S

FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...27/11/2003

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/11/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...

(2) Amount bought	Amount sold	Price per unit
	1,509	£2.215
	1,867	£2.208

(3) Resultant total of the same class owned or controlled

(and percentage of class) ....17,666,141... (1.122 %)

(4) Party making disclosure ...HBOS plc...

(5) **EITHER** (a) Name of purchaser/vendor (Note 1)...

OR (b) If dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ....

If category (8), explain ....

....

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....

(Also print name of signatory) ......Kenny Melville...

Telephone and extension number ......0131 243 5562...

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	16:05 27 Nov 2003
Number	5911S

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 2,750,000 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:14 28 Nov 2003
Number	6339S

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 376 (ii) 881

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: (i) & (ii) 28 November 2003

14) Date company informed: (i) & (ii) 28 November 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,514,978 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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03 DEC 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	298	1,027	654
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	457	268	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	570.0p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Leslie Stewart Rigby	Class of shares allotted: Ordinary	Number allotted: 1,316
Address: 12 Torridon Road Broughty Ferry Dundee		
UK postcode: DD5 3JG		
Name: Mrs Yvonne Margaret Crichton	Class of shares allotted: Ordinary	Number allotted: 1,388
Address: 90 Tryst Park Edinburgh		
UK postcode: EH10 7HE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 4/11/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number DX exchange

coform

coform

03 DEC 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,351	7,922	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	689.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	9,273
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/11/03

~~A director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,229		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	2,229
Address		
Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lynne O'Neil **Date** 5/11/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

03 DEC 15 .. 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	79,565		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	693.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOS QUEST Limited A/C HALIFAX	Ordinary	79,565
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lynne McLeod Date 5/11/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

03 DEC 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,951	539	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 192
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Separate Schedule Attached	Class of shares allotted: Ordinary	Number allotted: 4,298
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyoanne R Black Date 6/11/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

	Shares to Individual	**5th November 2003**
Mrs Christine May Arnott 165 Pitcorthie Drive DUNFERMLINE Fife KY11 8BJ	**736**	
Miss Sarah Fowler The Knoll 16 London Road BURGESS HILL West Sussex RH15 8QX	**115**	
Mr James Crawford Grieve 19 Ormond Crescent HAMPTON Middx TW12 2TJ	**1051**	
Mr Dermot James Wickham Greenacres Craig Mount RADLETT Herts WD7 7LW	**1051**	
Mrs Karen Denise Ling 13 Dulverton Drive Sully PENARTH South Glam CF64 5EW	**173**	
Mr Michael James Mather 48 Minister Park Kittoch Muir East Kilbride GLASGOW G74 5BX	**210**	

Mr Albert Njoroge Njuguna 420
439A Alexandra Avenue
London
HARROW
Middx
HA2 9SE

Mrs Yvonne Crichton 78
90 Tryst Park
Fairmilehead
EDINBURGH
EH10 7HE

Miss Sarah Fowler 45
The Knoll
16 London Road
BURGESS HILL
West Sussex
RH15 8QX

Mr Kevin Lelitte 200
14 Stour Close
AYLESBURY
Bucks
HP21 9LJ

Mrs Karen Denise Ling 58
13 Dulverton Drive
Sully
PENARTH
South Glam
CF64 5EW

Mr Albert Njoroge Njuguna 92
439A Alexandra Avenue
London
HARROW
Middx
HA2 9SE

Mr Michael James Mather 69
48 Minister Park
Kittoch Muir
East Kilbride
GLASGOW
G74 5BX

4298

Mrs Yvonne Crichton is the executor of William R Crichton

coform

03 DEC 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 / 11 / 2003	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	238	9,578	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	577.79p	410.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	2,427
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
See Separate Schedule Attached	Ordinary	7,389
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 6/11/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel. 0131 243 5486
DX number DX exchange

coform

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual **5th November 2003**

Mrs Jennifer Elaine Roome **238**
8 Oak Rise
CLECKHEATON
West Yorkshire
BD19 4EQ

Mrs Brenda Day **2362**
3 Bridge Terrace
LEEDS
LS27 0EW

Mr David Richard Nicholls **2362**
21 Broad Fields
HARPENDEN
Herts
AL5 2HJ

Mr Garry Mackenzie **2427**
44 Wellington Road
ENFIELD
Middx
EN1 2PF

7389

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	38,326		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	689.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited (A/C HALIFAX)	Class of shares allotted: Ordinary	Number allotted: 38,326
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed *Lyeanne O'Black* Date 12/11/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

03 DEC 15 PM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 12 Month 11 Year 2003	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,609	2,285	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	689.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	3,632
Name: Halifax Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG		6,262
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/11/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

03 DEC 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 / 11 / 2003	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,362	2,077	392
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	562.0p	597.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	368
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Separate Schedules Attached	Ordinary	4,463
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Halifax plc Sharesave Exercis4e
Early Leaver Closure Schedule

Shares to Individual 12th November 2003

Miss Sheila Martin 41 Pembroke Square LONDON W8 6PE	**1051**
Mr Alistair Robert Officer 17 Drumadoon Drive HELENSBURGH Dunbartonshire G84 9SF	**80**
Mr James Kristian Theill Payne 33 Regina Road LONDON W13 9EG	**420**
B J Holland DECEASED Harris Cartwright Solicitors 7 Windsor Road SLOUGH SL1 2DX	**325**
Mr Alistair Robert Officer 17 Drumadoon Drive HELENSBURGH Dunbartonshire G84 9SF	**33**
Mr James Kristian Theill Payne 33 Regina Road LONDON W13 9EG	**92**
B J Holland DECEASED Harris Cartwright Solicitors 7 Windsor Road SLOUGH SL1 2DX	**100**
TOTALS	**2101**

BJ Holland is deceased The executor is JOSEPHINE ANNE HOLLAND

Halifax plc
Overseas Maturity Schedule 12th November 2003

Mrs Maria D R Martiner 2362
Baja 16
Los Pacos
29640 Fuengirola
MALAGA SPAIN

2362

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,208		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	410.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	2,362
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Separate Schedule Attached	Ordinary	2,846
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 12/11/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Halifax plc Sharesave Exercis4e
Early Leaver Closure Schedule

Shares to Individual 12th November 2003

Mr James Kristian Payne 33 Regina Road LONDON W13 9EG	**945**
Jackie Legge **DECEASED** 6 The Crescent EPSOM Surrey KT18 7LL	**1901**
	2846

The Executor for Jackie Legge is Emma Goodall

coform

03 DEC 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	30,555		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	700.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited A/C HALIFAX	Class of shares allotted: Ordinary	Number allotted: 30,555
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 19/11/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19 11 2003	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,635	4,113	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	689.5p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	7,748
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date ____________

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform 03 DEC 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,299		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	410.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Joel Hanoch Marks	Class of shares allotted: Ordinary	Number allotted: 2,299
Address: 23 Summerfield Avenue, London		
UK postcode: NW6 6JT		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/11/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

03 DEC 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19 11 2003	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	822		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	562.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See Separate Schedule	Class of shares allotted: Ordinary	Number allotted: 822
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 19/11/3

A ~~director~~ deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **19th November 2003**

Mr Douglas Alexander Pate 3 Scott Street Kirkmuirhill LANARK ML11 9QN	**420**
Mrs Denise Jean D Shaw 26 Glencaple Avenue DUMFRIES DG1 4SJ	**402**
	822

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	11	2003			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	700.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Mr Allan James McGinness	Ordinary	3,000
Address: 46 The Maltings Linlithgow		
UK postcode: EH49 6DS		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyanne W Black   Date 20th November 2003

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number   DX exchange

coform

coform

03 DEC 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,331	1,985	3,452
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,151	2,260	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	570.0p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
See Separate Schedule	Ordinary	13,179
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lyanne N Black   **Date** 21/11/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (DEPUTY)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number   DX exchange

coform

OS Numb	Title	Forenames	Surname	NI no.	Address				218.93	428.27	459.47	570	472.53	Total Units
918146	Mrs	Karen Denise	Ling	WK945432	13 Dulverton Drive	Sully		CF64 5EW	0	0	0	357	238	**595**
909904	Mr	Andrew James	Cowan	YE308205	32 Park Avenue	Edinburgh		EH15 1JW	0	0	238	633	437	**1308**
912045	Mr	Kevin John	O'Driscoll	NZ105051	79c Churchfields	South Woodford	London	E18 2RB	0	1092	0	0	0	**1092**
912653	Miss	Elizabeth Lockyer	Ramsey	NS858905	1 Yorkshire Close	Priory Grange	Hull	HU5 5XY	199	0	0	0	37	**236**
906061	Mr	Michael James	Mather	WL015572	48 Ministers Park	Kittoch Muir	East Kilbride	G74 5BX	0	0	730	446	477	**1653**
914006	Mrs	Allison Isobel	Dick	WA884736	6 Burnbrae Avenue	Bearsden	Glasgow	G61 3ES	0	0	604	446	397	**1447**
907514	Mr	George Linton	Robertson	NA034211	39 Bonaly Grove	Edinburgh		EH13 0QB	0	0	238	357	198	**793**
904918	Mrs	Mary	Boylen	YR759716	90 East Kilbride Road	Busby	Glasgow	G76 8JE	0	0	365	267	0	**632**
909091	Mrs	Frances Ann	Munro	YA925737	16 Mayburn Loan	Loanhead	Midlothian	EH20 9EN	0	0	0	525	0	**525**
910901	Mr	John	Marr	ZY919516	39 Redhall Road	Edinburgh		EH14 2HW	933	678	0	0	397	**2008**
909189	Mr	Douglas Alexander	Pate	NW394835	8 Gilchrist Loan	Lesmahagow	Lanarkshire	ML11 0NB	199	215	253	0	0	**667**
905302	Mrs	Elaine Margaret	Tulloch	ZY857262	Tantallon	11 Buccleuch Street	Innerleithen	EH44 6LA	0	0	182	0	79	**261**
906605	Mrs	Janice	Lyle	YM622256	39 Westerbroom Place	Edinburgh		EH12 7RS	0	0	238	178	0	**416**
916294	Mrs	Kirsty Louise	Withers	NZ653847	35 Bakers Ground	Stoke Gifford	Bristol	BS34 8GD	0	0	0	407	0	**407**
906732	Mrs	Helen Doig	Murray	YE477046	5 Cairngorm Crescent	Bearsden	Glasgow	G61 4EH	0	0	604	535	0	**1139**
									1331	1985	3452	4151	2260	**13179**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,540		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	690.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mrs Fiona Margaret Haywood	Class of shares allotted: Ordinary	Number allotted: 1,540
Address: 116 Main Road Worleston Nantwich Cheshire		
UK postcode: CW5 6DN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 24/4/13

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform 03 DEC 15 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,942		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	714.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited (A/C HALIFAX)	Class of shares allotted: Ordinary	Number allotted: 21,942
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/11/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,111	966	6,907
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	714p	700p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,920
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 4,064
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/11/03

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

ccform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	991	55	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	180
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Yurt Alici	Ordinary	866
Address: 57 Sycamore Glade Livingston West Lothian		
UK postcode: EH54 9JG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lysanne W Black   Date 26/11/03

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,715		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	726.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Trevor John Skinner	Class of shares allotted: Ordinary	Number allotted: 1,715
Address: 2 Shortwood Barns Brockhill Lane Redditch		
UK postcode: B97 6RB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lyoanne A Blood Date 27/11/03

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform